EXECUTED COPY

02041064

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR JUNE 14, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

---

CRGH

ENDESA, S.A.

Table of Contents

endesa

Investor Relations

Press Release

ENDESA ENERGIA IS SPAIN'S LARGEST JOINT SUPPLIER OF GAS AND ELECTRICITY TO ELIGIBLE CUSTOMERS

IN 2002 ENDESA WILL SUPPLY THIS MARKET AROUND 26,000 GWH, 21,300 WILL BE ELECTRICITY AND 4,700 GAS

- **ENDESA ENERGÍA, IN ITS FIRST YEAR SUPPLYING GAS TO ELIGIBLE CUSTOMERS, HAS SIGNED CONTRACTS FOR AROUND 4.4 BILLION THERMIES P.A.**

- **ENDESA'S MID TERM TARGET CONSISTS IN ACHIEVING A 15% SHARE IN THE GAS MARKET FOR LARGE AND RESIDENTIAL CUSTOMERS IN SPAIN.**

New York, June 14th, 2002. - ENDESA Energía is Spain's largest joint supplier of gas and electricity services to large customers, with a 2002 expected sales of around 26,000 GWh, of which 82% will correspond to electricity and 18% to gas.

ENDESA Energía, with a customer base of 8,373 large customers, has been the first electricity supplier to be engaged in the joint supply of gas and electricity and, since January 2001, has managed to sign supply contracts for around 4.4 billion thermies p.a.

Last year, ENDESA consolidated its position as reference supplier of gas, electricity and other services to industries such as chemical and automotive. Its customer base includes the likes of Dow Chemical, General Motors, Saint Gobain and Nestlé and is well-balanced by industry sector, final uses (industrial process, cogeneration) and geographical location.

ENDESA Energía's commercial strategy is based on value-added proposals for its customers' needs, which contemplate integrated solutions for the supply of gas and electricity, risk management and other related services.

ENDESA aims at becoming a multi-energy provider for large and retail customers, especially in view of the upcoming full market liberalisation in 2003. In mid term, ENDESA aims at a 15% share in the gas supply market to large and residential customers in Spain. ENDESA's gas supply needs are guaranteed.

For additional information please contact Jacinto Pariente, North America Investor Relations Officer
Phone #: 212 750 7200
jpariente@endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: June 14, 2002

By: ______________________

Name: Jacinto Pariente

Title: Manager of North America Investor Relations